UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TruckBux Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 12, 2019

Physical address of issuer
701 Brazos Street, Austin, TX, 78701

Website of issuer
https://truckbux.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
August 7, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$13,124	$20,404
Cash & Cash Equivalents	$10,457	$20,404
Accounts Receivable	N/A	N/A
Short-term Debt	N/A	$5,000
Long-term Debt	$123,000	$60,000
Revenues/Sales	$12,532	$680
Cost of Goods Sold	$80,479	$54,160
Taxes Paid	N/A	N/A
Net Income	($67,947)	($48,480)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 11, 2020

Truckbux Inc.

Up to $1,000,000 of Crowd Notes

Truckbux Inc. (the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 7, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by August 7, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 31, 2020 will be permitted to increase their subscription amount at any time on or before August 7, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after July 31, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 7, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://truckbux.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/truckbux

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Truckbux Inc. is a Delaware C-Corporation, formed on November 12, 2019. TruckBux LLC. ("the Company") was founded as a limited liability company on November 18, 2016 in the State of Pennsylvania. On November 26, 2019, the Company converted from an LLC to a C-Corporation under the laws of the State of Delaware and changed their name to TruckBux, Inc.

The Company is located at 701 Brazos Street, Austin, TX, 78701

The Company's website is https://truckbux.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/truckbux and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	August 7, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $152,718 which, among other factors, raises substantial doubt about the Company's ability

to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company issued a total of eight convertible equity securities for cash proceeds of $123,000 between April 2018 and July 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon:

1. Upon the Company effecting an equity financing for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the equity financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company does not hold regular board meetings or keep meeting minutes from its board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. Further, the Company is also not legally required to record and retain meeting minutes when it does conduct board meetings. However, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company will hold regular board meetings and/or keep formal board meeting minutes in the future.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered

under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 68% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

After being almost non-existent just a decade ago, there are now over 25,476 food trucks in the U.S. and the booming industry is now over $2.7+ Billion.

Business Plan
Off-premise dining models such as food trucks, ghost kitchens, and delivery now drive the majority of traffic in the restaurant industry. Mobility has surpassed brick and mortar. After all, food trucks are mobile ghost kitchens - uniquely positioned now more than ever.

The Problem:
However, Food Trucks: (1) have very long lines, (2) have inflexible payment options as 62% are cash only, & (3) are extremely difficult to locate. This lack of innovation results in customer frustration, and a loss in potential sales for the food truck.

The Solution:
Our app allows customers to find nearby food trucks & order ahead for pickup & delivery. They can pay using Venmo, Apple Pay or card.

For Food Truck Owners:
Food Trucks owners have their own app which can be used on a smartphone device or tablet. It also allows them to receive incoming pickup & delivery orders, set their live location, maintain control of menu & hours, and receive sales analytics for any custom date range and detailed data analytics.

Why Food Trucks Are Uniquely Positioned now, more than ever:
The Restaurant industry is undergoing changes amidst the crisis - and this pandemic has validated off-premise dining models (food trucks, ghost kitchens, delivery). After all, food trucks are mobile ghost kitchens. Given that all events and gatherings have been cancelled, vendors are now overwhelmingly seeking online ordering platforms that provide pickup & delivery to reach customers during the pandemic. We believe TruckBux is the ultimate solution. Having recently integrated with Postmates and now having the ability to deliver in all 50 states, we've seen a high influx of food trucks joining our platform. We understand their challenges and build strong relationships with our partnered vendors. Our mission is to help the food truck industry thrive through technology.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Advertising & Marketing	41%	41%	32%
Salaries & Wages	41%	41%	50%
Contractors	6%	6%	5%
Data Expenses	3%	3%	3%
Travel	2%	2%	3%
Legal & Accounting	5%	5%	5%
Software & Subscriptions	1%	1%	1%
Bank Charges & Fees	1%	1%	1%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nick Nanakos	Founder & CEO	Founder & CEO of Truckbux; Responsibilities include: All company oversight, management, hiring, fundraising, sales, operations. Finalizing all decisions.
Fidel Boamah	Creative Director	Creative Director of Truckbux; Responsibilities include: Design, Brand guidelines, UI/UX development, creative hiring, management, operations.
Summit Singh	CTO	CTO of Truckbux; Responsibilities include: Tech oversight, management, operations, code, development, task delegation, tech hiring.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	8,000,000	YES	N/A	N/A	79%	N/A
SAFE Notes	$210,000	N/A	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company issued a total of eight convertible equity securities for cash proceeds of $123,000 between April 2018 and July 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon:

4. Upon the Company effecting an equity financing for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the equity financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements
5. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the

Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.
6. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation

Ownership
A majority of the Company is owned by one individual. That individual is Nick Nanakos

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	**Number and type/class of security held**	**Percentage ownership**
Nick Nanakos	6,400,000 Common	79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
TruckBux LLC. ("the Company") was founded as a limited liability company on November 18, 2016 in the State of Pennsylvania. On November 26, 2019, the Company converted from an LLC to a C-Corporation under the laws of the State of Delaware and changed their name to TruckBux, Inc. The Company is headquartered in Houston, Texas. The Company operates and maintains its mobile platform that connects customers to nearby food truck vendors.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $28,068 in cash on hand as of June 5, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	July 2018	4(a)(b)	SAFE Note	$210,000	Working Capital
Other	October 2017	4(a)(b)	Common Equity	$40,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

}**Securities Sold Pursuant to Regulation D**

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered “non-Major Investors.” Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors,

i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying

you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nick Nanakos
(Signature)

Nick Nanakos
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nick Nanakos
(Signature)

Nick Nanakos
(Name)

Founder & CEO
(Title)

06/11/2020
(Date)

/s/Fidel Boamah
(Signature)

Fidel Boamah
(Name)

Creative Director
(Title)

06/11/2020
(Date)

/s/Summit Singh
(Signature)

Summit Singh Thakur

(Name)

CTO

(Title)

06/11/2020

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

TRUCKBUX, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

TRUCKBUX, INC.

Years Ended December 31, 2019 and 2018

Table of Contents

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of TruckBux, Inc.

We have reviewed the accompanying financial statements of TruckBux, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 2 to the financial statements, the Company has not generated sufficient revenues to date, and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as going concern.

Supplementary Information

The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. We have not reviewed such information and we do not express and opinion, conclusion, nor provide any assurance on it.

Fruci & Associates II, PLLC

Spokane, Washington

May 26, 2020

TRUCKBUX, INC.

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 10,457	$ 20,404
Prepaid expense	2,667	-
Total assets	$ 13,124	$ 20,404
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ -	$ 5,000
Total current liabilities	-	5,000
SAFE liabilities	123,000	60,000
Total liabilities	123,000	65,000
Commitments and contingencies	-	-
Stockholders' equity		
Common stock'; par value $0.0001; 8,080,000 and 8,000,000 shares issued and outstanding at December 31, 2019 and 2018, respectively	808	800
Additional paid-in capital	42,034	39,375
Accumulated deficit	(152,718)	(84,771)
Total stockholders' equity	(109,876)	(44,596)
Total liabilities and stockholders' equity	$ 13,124	$ 20,404

See accountants' review report and accompanying notes to the financial statements.

TRUCKBUX, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Fee revenue, net	$ 12,532	$ 680
Operating expenses		
Payroll and related expenses	43,803	22,449
General and administrative	22,609	25,143
Travel	8,363	3,755
Professional fees	5,704	2,813
Total operating expenses	80,479	54,160
Loss from operations	(67,947)	(53,480)
Other Income and expenses		
Accelator program income	-	5,000
Total other income expenses	-	5,000
Net Loss before income taxes	(67,947)	(48,480)
Provision for income taxes	-	-
Net Loss	$ (67,947)	$ (48,480)

See accountants' review report and accompanying notes to the financial statements.

TRUCKBUX, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
Balance on December 31, 2017	8,000,000	$ 800	$ 39,375	$ (36,291)	$ 3,884
Net loss	-	-	-	(48,480)	(48,480)
Balance on December 31, 2018	8,000,000	800	39,375	(84,771)	(44,596)
Issuance of common stock - services	80,000	8	2,659	-	2,667
Net loss	-	-	-	(67,947)	(67,947)
Balance on December 31, 2019	8,080,000	$ 808	$ 42,034	$ (152,718)	$ (109,876)

See accountants' review report and accompanying notes to the financial statements.

TRUCKBUX, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (67,947)	$ (48,480)
Changes in assets and liabilities:		
Accounts payable and accrued expenses	(5,000)	2,500
Net cash used by operating activities	(72,947)	(45,980)
Cash flows from financing activities		
Proceeds from issuance of SAFE securities	63,000	60,000
Net cash provided by financing activities	63,000	60,000
Net increase (decrease) in cash and cash equivalents	(9,947)	14,020
Cash and cash equivalents, beginning	20,404	6,384
Cash and cash equivalents, ending	$ 10,457	$ 20,404
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TruckBux LLC. ("the Company") was founded as a limited liability company on November 18, 2016 in the State of Pennsylvania. On November 26, 2019, the Company converted from an LLC to a C-Corporation under the laws of the State of Delaware and changed their name to TruckBux, Inc. The Company is headquartered in Houston, Texas. The Company operates and maintains its mobile platform that connects customers to nearby food truck vendors.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company earns a fee by connecting customers with food truck vendors, which is the Company's sole performance obligation. Upon a completed transaction between the a customer and a food truck vendor the Company recognizes fee revenue.

The Company considered the relationship of the Company to the food truck vendors and customers and determined that for amounts obtained in transactions with customers in excess of the Company's service fee, it is acting as an agent. Accordingly, the Company recognizes revenue on a net basis, recognizing the service fee the Company expects to receive in exchange for the Company providing the service to food truck vendors.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $932 and $4,592 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 32,071	$ 17,802
Total deferred tax asset	32,071	17,802
Valuation allowance	(32,071)	(17,802)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

The Company is not aware of recently issued accounting pronouncements that are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 26, 2020, the date these financial statements were available to be issued.

The Company executed two SAFE security agreements for total cash proceeds of $12,000. The SAFE securities carry similar provision as those disclosed in Note 4.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $152,718 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMON STOCK/EQUITY

The Company was originally founded as a limited liability company. During 2019, the Company converted to a C-corporation. The conversion was applied retrospectively to all years presented in the financial statements. Upon conversion, the members at the time of the conversion were issued shares in amounts equivalent to their membership interest prior to the conversion.

After conversion, the Company has authorized 10,000,000 shares of $0.0001 par value common stock. At December 31 2019, the Company had issued and outstanding common shares of 8,080,000 and 8,000,000, respectively.

During 2019, the Company issued 80,000 shares of common stock as a participation fee in an accelerator program. These shares were recorded as prepaid expenses and will be amortized over the term the Company participates in the program.

NOTE 4 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of eight convertible equity securities for cash proceeds of $123,000 between April 2018 and July 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon the following:

1. Upon the Company effecting an equity financing for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the equity financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.

3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company does not currently have an authorized class of preferred stock.

SUPPLEMENTARY INFORMATION

TRUCKBUX, INC.

STATEMENTS OF OPERATIONS (GROSS BASIS)

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Gross funds received	$ 157,518	$ 70,466
Vendor payments	(144,986)	(69,786)
	12,532	680
Operating expenses		
Payroll and related expenses	43,803	22,449
General and administrative	22,609	25,143
Travel	8,363	3,755
Professional fees	5,704	2,813
Total operating expenses	80,479	54,160
Loss from operations	(67,947)	(53,480)
Other Income and expenses		
Accelator program income	-	5,000
Total other income expenses	-	5,000
Net Loss before income taxes	(67,947)	(48,480)
Provision for income taxes	-	-
Net Loss	$ (67,947)	$ (48,480)

EXHIBIT C

PDF of SI Website


TRUCKBUX
Order ahead
for pickup or delivery
Discover
nearby food trucks
Checkout
with Venmo, Apple Pay or Card
BurgerStop
The Jimmy Truck
Los Compadres
Breakfast
Choose payment
Venmo
Apple pay
Card

Invest in TruckBux

Full-stack online ordering platform for food truck owners and their customers

Edit Profile

$1,000	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left **50**d **: 05h : 53m**

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

TruckBux is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by TruckBux without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Achieved over $157,000+ in Gross Merchandise Value in 2019, representing 123% growth from 2018 (unaudited)
- 60+ food trucks currently signed up on the platform
- Delivery Integration with Postmates - allowing us to deliver in all 50 states
- Accepted into The Capital Factory's VIP Accelerator, located in Austin, a well-known food truck capital
- Over 9,000+ app downloads with an average rating of 4.5/5 stars on our iOS app

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Descri tion: Seed
- Minimum Investment: S $1,000 per investor
- Security Ty e: Crowd Note
- Valuation Ca : S $6,000,000
- Target Minimum Raise Amount: S $250,000
- Offering Type: Side by Side Offering

PROFILE MENU

After being almost non-existent just a decade ago, there are now over 25,476 food trucks in the U.S. and the booming industry is now over $2.7+ Billion.

Off-premise dining models such as food trucks, ghost kitchens, and delivery now drive the majority of traffic in the restaurant industry. Mobility has surpassed brick and mortar. After all, food trucks are mobile ghost kitchens - uniquely positioned now more than ever.

The Problem:

However, Food Trucks: (1) have very long lines, (2) have inflexible payment options as 62% are cash only, & (3) are extremely difficult to locate. This lack of innovation results in customer frustration, and a loss in potential sales for the food truck.

The Solution:

Our app allows customers to find nearby food trucks & order ahead for pickup & delivery. They can pay using Venmo, Apple Pay or card.

For Food Truck Owners:

Food Trucks owners have their own app which can be used on a smartphone device or tablet. It also allows them to receive incoming pickup & delivery orders, set their live location, maintain control of menu & hours, and receive sales analytics for any custom date range and detailed data analytics.

Why Food Trucks Are Uniquely Positioned now, more than ever:

The Restaurant industry is undergoing changes amidst the crisis - and this pandemic has validated off-premise dining models (food trucks, ghost kitchens, delivery). After all, food trucks are mobile ghost kitchens. Given that all events and gatherings have been cancelled, vendors are now overwhelmingly seeking online ordering platforms that provide pickup & delivery to reach customers during the pandemic. We believe TruckBux is the ultimate solution. Having recently integrated with Postmates and now having the ability to deliver in all 50 states, we've seen a high influx of food trucks joining our platform. We understand their challenges and build strong relationships with our partnered vendors. Our mission is to help the food truck industry thrive through technology.

Pitch Deck


TRUCKBUX
www.truckbux.com

DOWNLOAD

Gallery




TruckBux - Vendor App Tutorial

Food Trucks owners have their own app which can be used on a smartphone device or tablet. It also allows them to receive incoming pickup & delivery orders, set live location, full control of menu & hours, & sales analytics for any custom date range.

The food truck industry is very competitive. Vendors are constantly looking for new ways to stand out, increase orders, and find new customers.

Media Mentions


Who to Watch Wednesday: Nick Nanakos, CEO & Founder of TruckBux


Nick Nanakos (FOUNDER SERIES) — Pragmatic Advice for the Everyday Entrepreneur


New app expands business for campus food trucks


HUNGER TO
SUCCEED


STUDENT-CREATED APP TAKES HASSLE OUT OF ORDERING AT FOOD TRUCKS

The Team

Founders and Officers



Nick Nanakos
FOUNDER | CEO

While pursuing a career in Corporate Finance and Real Estate, I worked internships at several large and noteworthy firms such as JP Morgan, Investors Capital, & Balfour Beatty.

During this time, I began building TruckBux - which energized me beyond imagination. I worked relentlessly at building a product that would transform the industry, launched it, and left school to be all in.

I come from a background of highly talented restaurant entrepreneurs and understand food deeply. My grandfather immigrated from Greece to the US with $8, working as a street food vendor. I am focused on helping food trucks thrive through technology. I'm high-conviction, non-consensus, and an irrational o timist.



Fidel Boamah
CREATIVE DIRECTOR



Originally from Ghana, in the face of financial struggle and physical disability, I earned my way to America to pursue my passion of becoming a creative genius. My passion is designing intuitive, functional, and attractive experiences for users - making the product look & feel good. I'm capable of turning my creative concepts into reality through TruckBux.



Summit Singh

CTO

I'm the brain behind our tech & oversee all product innovation. I lead our team of developers, making aggressive strides toward product perfection. Throughout my years I've built several products, along with experience in development while working part-time at Oracle. I know how to lead and create synergies between our product and customers. I understand specifically what technological needs must be built for food trucks, and make it happen.

Key Team Members



Aidan Holland

Full-Stack Engineer



Noah Richardson

Full-Stack Engineer



Tsoline Karakelian

Business Development | Partnerships



Angela

Social Media Marketing





Hoang Nguyen

Front-End Engineer

Notable Advisors & Investors

EES Ventures

Investor, VC Investor



Ryan Metzger

Investor, Investor



Eric Normand

Investor, Investor



Amrish Macedo

Advisor, Technology Advisor




SPURRITO

Alexander Sherack

Advisor, Food Truck Industry Advisor



Yvonne Nanakos

Advisor, Advisor & Investor, Organizational Strategy

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While TruckBux has set an overall target minimum of US $250,000 for the round, TruckBux must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to TruckBux's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Advertising & Marketing
Salaries & Wages
Contractors
Data Expenses
Travel
Legal & Accounting
Software & Subscriptions
Bank Charges & Fees
Unspecified

If Maximum Amount Is Raised


Advertising & Marketing
Salaries & Wages
Contractors
Data Expenses
Travel
Legal & Accounting
Software & Subscriptions
Bank Charges & Fees
Unspecified

Investor Perks

$1,000: Quarterly investor updates

$ 5,000-$99,999: Above plus TruckBux T-shirt.

$100,000+: Above plus participation in regularly scheduled quarterly call with TruckBux senior management.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $210,000
Closed Date	Jul 22, 2019
Security Type	SAFE Note
Valuation Cap	US $6,000,000

Other

Round Size	US $40,000
Closed Date	Oct 30, 2017
Security Type	Common Equity

Market Landscape


$3 000 000 000
$2 500 000 000
$2 000 000 000
$1 500 000 000
$1 000 000 000
$500 000 000
$0
2008
2010
2014
2019

"Today, the National Restaurant Association reports that over 60% of all restaurant traffic is off-premises, including carryout, delivery, drive-thru, curbside, even food trucks. That trend is expected to continue, with off-premises traffic posting stronger growth than on-premises over the next decade."

Mobility has now surpassed brick and mortar. Food trucks are the epitome of food mobility - having low barriers to entry, at a fraction of the startup cost of brick and mortar. They are in dire need of a platform like ours to drive their growth. Our software enables that.

Food trucks were born into existence under hard times. The food truck movement began during the Great Recession of 2008, in which food entrepreneurs did not have access to the capital for brick and mortars, so they reverted to food trucks (a fraction of the startup cost). What seemed like a devastating misfortune to many gave birth to a multi-billion dollar industry a decade later: food trucks.

COVID-19 has created a resurgence of the industry. Here's why:

Mobility can be an advantage in times where people stay put. Since fewer people are braving the streets today, food truck operators have a distinct advantage over restaurants in that they can go where the people are. For example, pulling up to a 150-unit apartment complex is something any food truck can do for sales. By nature, food truck vendors are creative and adaptive. They don't bear the labor cost or overhead of brick & mortar. However now more than ever, they are seeking online ordering technology platforms - to reach customers through pickup and delivery.

Our competitors (*GrubHub, UberEats, DoorDash*) are overwhelmingly focused on restaurants, and take a predatory percentage (up to 34% of the order). Given they've built delivery themselves, it increases their cost structure for restaurants. They've received major pushback from restaurants for this. Their platforms aren't centered around the food truck experience, and flooded with thousands of restaurants, resulting in weak sales for trucks, and a poor customer experience. Those companies generally do not partner with mobile food trucks, only stationary ones - which can be a flawed model for food trucks.

TruckBux is a software company with a clear angle. We've created a marketplace, and we're selling growth. We're hyper focused on the food truck niche and have learned to navigate the space better through our technology and customer focus.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $152,718 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company issued a total of eight convertible equity securities for cash proceeds of $123,000 between April 2018 and July 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon:

1. Upon the Company effecting an equity financing for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the equity financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.

3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company does not hold regular board meetings or keep meeting minutes from its board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. Further, the Company is also not legally required to record and retain meeting minutes when it does conduct board meetings. However, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company will hold regular board meetings and/or keep formal board meeting minutes in the future.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

epresentatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME
Financials (2 files)
Fundraising Round (1 file)
Investor Agreements (1 file)
Miscellaneous (5 files)

Join the Conversation

Be the first to post a comment or question about TruckBux.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in TruckBux

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by TruckBux. Once TruckBux accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to TruckBux in exchange for your securities. At that point, you will be a proud owner in TruckBux.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, TruckBux has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now TruckBux does not plan to list these securities on a national exchange or another secondary market. At some point TruckBux may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when TruckBux either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is TruckBux's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the TruckBux's Form C. The Form C includes important details about TruckBux's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Roun s

Market Lan sca e

Data Room

0 comments

FAQs

See Invest

EXHIBIT D

Investor Deck

TRUCKBUX

www.truckbux.com

Disclaimer

This presentation contains offering materials prepared solely by Truckbux Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Food Trucks are growing fast.



billions of dollars
3B
2B
1B
0
$495M
$552M
$650M
$2.7B
2008
2010
2014
2020
years
Food truck Movement Begins
Exponential Industry Growth



$650 MILLION
$2.7 BILLION
2008
2020

Source: https://www.food.ee/blog/12-impressive-facts-on-the-food-truck-industry/


AA
how many food trucks in the us
Google
how many food trucks in the us
ALL
NEWS
IMAGES
SHOPPING
VIDEOS
There are 25,476 **Food Trucks** businesses in the **US** as of 2020.
IW
IBISWorld › food-trucks-united-states
Food Trucks in the US - Number of Businesses | IBISWorld

And we’ve seen COVID-19 uniquely position them for growth.

The Restaurant Industry is undergoing major changes amidst the crisis - and we believe this pandemic has validated off-premise dining models (food trucks, ghost kitchens, delivery.) Mobility is surpassing brick and mortar and the basic paradigm of what constitutes a restaurant today is rapidly changing. **After all, food trucks are mobile ghost kitchens - uniquely positioned now more than ever.**

$863B Size of the restaurant industry in 2019.

60% "Today, the National Restaurant Association reports that over 60% of all restaurant traffic is off-premises, including carryout, delivery, drive-thru, curbside, even food trucks. That trend is expected to continue, with off-premises traffic posting stronger growth than on-premises over the next decade."

Food trucks were born into existence under hard times during the 2008 Recession, when food entrepreneurs didn't have the capital for brick and mortar, and reverted to food trucks (a fraction of the startup cost.) What seemed like a devastating misfortune to many, gave birth to a multi-billion dollar industry a decade later: food trucks. By nature, food trucks are creative and adaptive. They don't bear the labor cost or overhead of restaurants. Now - they're seeking online ordering platforms at unprecedented levels to reach customers through pickup and delivery. With all events and large gatherings being cancelled, they are in need of a platform that allows them to reach customers.

Creating a food truck renaissance...

SPECTRUM NEWS 1 | 64° | LA - WEST > | APRIL 14, 2020 | LOG IN



FOOD

Pandemic Sees Some Food Trucks Thrive as Small Restaurants Struggle

BY TIMOTHY PARKER | SOUTH LOS ANGELES
PUBLISHED 1:03 PM ET APR. 14, 2020

SOUTH LOS ANGELES – Chef Soulo, Derrick Bivens, is the owner of the Billionaire Burger Boyz food truck and restaurant.

Unlike many food places right now, business at his truck has gone up 30 percent during the COVID-19 outbreak.

"It feels amazing that people are coming out and showing up in droves and supporting us, and showing us the love, we've been

---

Food truck owners see increase in business



we're open!
COLORADO

By: News5 Staff

COLORADO SPRINGS — Over the past few weeks food truck owners are seeing an increase in business since so many restaurants have had to close to sit down customers due to the COVID-19 pandemic.

Food trucks get a boost in Rochester during pandemic

By Kyle Stucker

Posted Mar 30, 2020 at 6:12 PM
Updated Mar 30, 2020 at 6:38 PM



EXPRESS

Janet O'Lone of Sausage Express, serves a customer out...

ROCHESTER — Expect to see food trucks in new highly visible spots in the Lilac City in the coming weeks, thanks to a city initiative to help businesses and residents weather the COVID-19 pandemic.

RESTAURANTS

Grubhub, DoorDash, Postmates, Uber Eats are sued over restaurant prices amid pandemic

PUBLISHED TUE, APR 14 2020-8:57 AM EDT

REUTERS

Food trucks can now operate at rest stops to feed California's hungry truckers

The stay-at-home order issued in response to the Coronavirus pandemic has limited the food options available for essential workers like truckers while on the road.

EATING AT HOME

Food trucks make a comeback with neighborhood stops throughout Fort Worth

By Celestina Blok Apr 23, 2020, 10:31 am

In the coronavirus crisis, can food trucks fill a restaurant void?

Updated Apr 24, 6:44 AM; Posted Apr 24, 6:25 AM

California permits food trucks to serve truckers at rest areas during pandemic

---

Food trucks finding ways to keep rolling despite pandemic

By Danny Mogle dmogle@tylerpaper.com Apr 22, 2020 Updated Apr 22, 2020

Food trucks in demand during pandemic

By Keith Lawrence Messenger-Inquirer Mar 29, 2020 0

LOCAL NEWS

Food truck owners continue serving during pandemic

The Problem

for customers and vendors

Long lines & wait times

Long lines aggravate customers and result in a loss of sale for the truck.

Limited payment options

62% of trucks are cash only, which alienates an enormous customer base.

Difficult to locate

Since they're mobile, customers can't find them - a major inconsistency.

Inefficient operations

No data, no streamlined process.

So we built
TruckBux.



Welcome to TruckBux.


TRUCKBUX
Pickup
Delivery
3401 Market St Philadelphi...
Search Trucks
BurgerStop
Pickup/Delivery
0.11 Mile(s)
30 - 35 mins
The Jimmy Truck
Pickup/Delivery
0.25 Mile(s)
30 - 35 mins
Philadelphia, PA, USA
Los Compadres
3320 Market Street, Philadelphia, PA, USA
177 Ratings
1.34 miles
10 - 20 mins
About
Open in maps
Breakfast
Chorizo, Egg, and Cheese Burrito
$5.50
Eggs and Cheese Burrito
Choose payment
Venmo
apple pay
card

Find nearby food trucks

Order ahead pickup or delivery

Precise location features

Checkout with Venmo, Apple Pay or Card

We now deliver in all 50 states.

We've integrated Delivery with Postmates - which provides delivery as a service through their delivery API. They are responsible for dispatching thousands of drivers to complete the delivery request from our customers.

This saves us time and capital by allowing us to focus on signing up food trucks & order volume - not logistical burdens such as screening and hiring drivers, or developing time intensive tech.

Postmates

See gallery section of Profile for user app demo


Los Compadres
Pickup/Delivery
0.66 Mile(s)
50 - 60...
Pete's Little Lunch Box
Los Compadres

For Vendors

Free to sign-up, no hidden fees.


Kitchen
Closed
Open
New
Status
Complete
Order #TB2
Nick Nanakos
Delivery
$12.88
Decline
Accept
Order #XF7
Summit Singh
Pick-Up
$14.96
Menu
Your menu
Steaks
Brazillian Steak
Rio Steak
Cheese Steak
Chicken
Salads
Pizza
Add Item
Hours
Save
Day
From
To
Mon
Tues
Wed
Thur
Fri
Sat
Sun
8:00 am
8:00 pm
closed
Sales
Date
Today's sales
#TB2
#TB3
#TB4
#TB5
#TB6
#TB7
$12.98
Sales total: $211.98
My Analytics
Orders
Inventory
Sales
Order Volume
50
Top Selling
Chicken Teriyaki $5.99
Chicken Stir-fry $6.49
General Tso $7.99
Dumplings $11.99
Wonton Soup $12.99
Avg order ticket $9.00

Receive orders

Full menu control

Set your hours

Track Sales performance

Detailed analytics

See gallery section of Profile for vendor app demo


Your Menu

Business Model

Free to sign up, no hidden fees.

We take a commission on every order from the food truck.



15% Pick Up Orders



20% Delivery Orders

Traction

This growth was organic. We spent very little to amass a customer base of thousands of users and high performing trucks with a zero truck churn rate. We believe we are poised for growth that will be driven by a strategic capital raise.



60+
food trucks

$270,000+
Gross Merchandise Volume (GMV)

9,000+
Users

40,000+
Mouths fed

Founders and Leaders



Nick Nanakos
CEO

While pursuing a career in Corporate Finance and Real Estate, I worked internships at several large and noteworthy firms. During this time, I began building TruckBux - which energized me beyond imagination. I worked relentlessly at building a product that would transform the industry, launched it, and left school to be all in. I come from a background of highly talented restaurant entrepreneurs and understand food deeply. I'm high-conviction, non-consensus, and an irrational optimist.



Summit Singh
CTO

I'm the brain behind our tech & oversee all product innovation. I lead our team of developers, making aggressive strides toward product perfection. Throughout my years I've built several products, along with experience in development while working part-time at Oracle. I know how to lead and create synergies between our product and customers. I understand specifically what technological needs must be built for food trucks, and make it happen.



Fidel Boamah
Creative Director

Originally from Ghana, in the face of financial struggle and physical disability, I earned my way to America to pursue my passion of becoming a creative genius. My passion is designing intuitive, functional, and attractive experiences for users - making the product product look & feel good. I'm capable of turning my creative concepts into reality through TruckBux.

Key Employees



Tsoline
Business Dev, Partnerships



Aidan
Full Stack Engineer



Noah
Full Stack Engineer



Hoang
Front-end Engineer



Angela
Head of Marketing

We are now integrating with Square. We believe this will be a game changer for us and them, as Square is the dominant POS system in the food truck space. This can potentially allow us to seamlessly scale among food truck owners by allowing our orders to funnel into that terminal. It will also expedite the process of building food trucks on our end, because truck owners can import their pre-existing Square menu to our app, and vice versa.

Our Talented Advisors



Nick Slavin
Investor at TruckBux
Managing Partner, EES Ventures

Nick founded his first company as an 18-year-old senior at Yale, and has since founded, advised, and several top performing start-ups. He is the Founder and Managing Partner of EES Ventures, a seed-stage venture capital firm. Nick is the Founder and Chairman of the Slavin Family Foundation, whose Slavin Fellowship offers support, mentorship, and a scholarship to undergraduate and graduate students pursuing potentially world-changing entrepreneurial projects. Nick Slavin is also the Co-Founder and CEO of Fuzionaire.



Eric Normand
Investor at TruckBux
Founder of UsedVending.com

Eric is an innovative pioneer in the food truck equipment industry. UsedVending.com is a nationwide online food truck marketplace - leading the industry with over 2,000+ food trucks available at any time, with over $100M in online sales.



Ryan Metzger
Investor at TruckBux
Invests Burrow Nuggs, Cabin (Series A & B companies)

Ryan sold Bask to Brainly (100 million+ users ed-tech co backed by Naspers and General Catalyst). He's an early investor in startups like Burrow, NUGGS, Cabin, and others - most of which have went on to raise Series A + B's. He now works closely with Bryan Johnson at Kernel a brain-interface startup that Bryan seeded with $100m after he sold Braintree to PayPal for $800m in 2014.



Alex Sherack

Owner of Papermil
Food truck

Alexander is the owner of the PaperMill food truck - featured in the news for appearances at Coachella, Made in America, Rolling Loud, & Governors Ball, receiving major recognition. He has a keen interest in new technologies in the food space and was an early adopter of Truckbux upon its launch. Alex has been essential in product consulting and industry insight for TruckBux.



Yvonne Nanakos
Philips Healthcare
Senior Manager & Contract Operations

Yvonne is recognized as a Top 1% of Performers in North America at the Phillips Executive Leadership Committee. She was at forefront of spearheading Service Operations for the largest, long-term Strategic Partnership in the history of Philips, valued at approximately $1 billion. Yvonne was an early angel at TruckBux and has been key for implementing strategic growth strategies that keep us lean, organized, and aggressive.

Our homebase - Austin, Texas

The fastest growing food truck city in the world.

There are
1,200+
Food trucks in the Austin market


@SCHALLERS


CAPITAL FACTORY



We aim to monopolize the Austin Market with this Capital Raise.
We are hyper-focused on the Austin Market.

Raising $1M

The raise will allow us to launch an aggressive sales campaign targeted at the food trucks in Austin.

We have seen that there has been high demand among food trucks looking to join our platform during the pandemic, with over 40+ in the pipeline. There has been no ad spend associated with this growing interest as it has been mostly organic inbound. We aim to capitalize now and use the proceeds raised in this round to maximize the growing interest and turn them into sign ups.

A good portion of the capital will go toward customer growth and marketing spend to incentivize and increase order volume. This will be executed via Social Media Advertising and Marketing, SEO, Email Marketing, in app-engagement, referrals and promos.

We will continuously innovate our product by building upon on our tech talent in efforts to become the dominant force in the food truck space. This includes hiring additional skilled engineers to remain hyper-focused on development. We are a soft-ware company, and our platform is ultimately how we monetize. We strive to ensure our system is powerful, the fast, and unique.

IP Protection - we have all the truck locations in our system - we plan to create our own TruckBux food truck Location APIs and sell it, just like Google sells their Maps APIs. As we sign up trucks using their mobile phones, we will have thousands of food truck locations in our database. So, we plan to harness their location and create APIs so that external apps/websites can use our TruckBux Location API in their system. We believe we can monetize this as well - Yelp APIs are a good example of this.

TruckBux is a software company with a clear angle. We've created a marketplace, and we're selling growth. We're hyper focused on the food truck niche and have learned to navigate the space better through our technology and customer focus.

Thank you!

Investor relations

Nick Nanakos | CEO, Founder



EXHIBIT E

Video Transcript

Exhibit E – Video Transcript

TruckBux | SeedInvest
https://www.youtube.com/watch?v=z2Bs63zIvog

Nick:
Food trucks were born under hard times during the Great Recession of 2008, when restaurant entrepreneurs did not have access to capital to start brick & mortar locations. So they reverted to food trucks; a fraction of the startup cost.

What seemed like a devastating misfortune to so many in the Restaurant Industry, gave birth to a multi-billion dollars industry just a decade later.

We are now witnessing one of the largest transformations ever within the Restaurant Industry and COVID19 has accelerated that transformation exponentially. In 2019, the Restaurant Industry was an $863 Billion industry. 60% of that traffic came from off-premise dining - which includes food trucks, delivery, takeout, and ghost kitchens. Food mobility has irrefutably surpassed brick and mortar. The reason being, is that off-premise dining models do not have the same rent, or labor cost associated with them. Today, the food delivery industry is $35 billion. By 2030, it will be $365 billion.

Despite the food truck industry growing rapidly, there are some problems holding back its full growth potential. Number one, food trucks have extremely long lines and wait times, sometimes 20 - 30 minutes, or more. This aggravates the customer, and results in a loss of sale for the truck. Number two, an overwhelming amount of food trucks are cash only, so they have inflexible payment options, and they alienate a lot of customers this way. Number 3, because food trucks are always on the move, they're difficult to locate, so customers don't really have a way of finding them in real time.

TruckBux is the app for food trucks. When customers download the TruckBux app, they can see nearby food trucks in their area, view their menu, photos, ratings, location and last but not least, order ahead for pickup and delivery, paying with Venmo, Apple Pay, or card and get a quick alert when it's ready.

Food truck owners have their own app, which can be used on a smartphone device or a tablet, called the TruckBux Vendor App. This allows them to receive incoming orders for pickup and delivery, and set prep times to notify the customer exactly when the food is ready. They have full control of their menu, such as price, control of the inventory, adding detailed descriptions to items, and uploading images. They can set their live hours of operation, as well as their live location, and track their sales performance for any custom date range.

FIDEL:
When you think of a food truck, they are operating out of a minimal square footage, so their main objective is to maximize order output, our technology enables that.

As a team, we've created a company culture that allows everyone's creative abilities to flourish. And as a company, our sole mission is to help the food truck industry thrive through our technology. Everything that we are designing here at TruckBux is centered around solving the problems of our users, and our users are food truck vendors and their customers. We've taken our time to understand the entire process of running a food truck business, focusing more on how vendors accept their orders, edit their menus, update their location, and track their sales. Our research gave us insight to create a seamless and intuitive user experience - that streamlines that entire process allowing vendors to increase their efficiency and focus more building relationships.

SUMMIT:
TruckBux is a software company - our platform is how we monetize. We want to make sure that our technology is innovative and powerful. We have created scalable technology by adding value through simplicity, and allowing food trucks to use it simply by their smartphone.

We focus to create the best possible application for our users, that's why we decided to go with React Native, for fast deployment and to create the best experience for everyone.

TSOLINE:
Building relationships and listening to our customers is at the forefront of our values. We have a compelling marketing approach, such as having a strong brand presence on the trucks themselves. That alone, has resulted in thousands of customers organically downloading our app in line.

NICK:
Competitive food apps are not designed around the food truck experience. And because these platforms are inundated with thousands of restaurants, they neglect the food truck and that results in a weak sales performance. They also take a predatory commission from their partnered restaurants, as high **up to 34%** on an order. This is because of their high in-house cost of delivery which ultimately falls on the back of the restaurant and becomes their cost burden.

ALEX:
So, the TruckBux team approached us at a food truck festival right when we opened our food truck.

They gave us some information, we followed up on it the next day, and within a few days we had a TruckBux tablet in our truck, taking orders at the local University here.

The sign-up process was really good. You could tell that the TruckBux team really wanted us to succeed so they set us up with a tablet, gave us all the information on how to set up menus and gave us really good tips on how to engage the local area that was using the app. TruckBux really helped me establish my business at Drexel in Philly. As a new food truck, we wanted to get our name out there as much as possible and Truckbux really facilitated that. As well as that, we didn't want to really lose out on any opportunities to get our food into the hands of the students, so TruckBux really was the perfect vehicle for doing that.

MIKE:
Nick always said, “I have an idea” and I’m like “oh okay” I listened to every student, so Nick was telling me this idea. One day he came back and he said “listen I just started this company, do you want to join me?” I said “Nick, I’m not sure. I’m old school.” So Nick kept coming every week, he kept asking me “Mike, are you ready to join me?” I said “Now, how are you making out?” Every week, he came and kept saying “I increased my customers.” and I’m like wow, this kid is really hungry, you know? So I feel good about him. So finally, one day I decided I wanted to join his team, and let’s see what he can do for my business. And all of the sudden, as soon as I joined his team, my business increased. I’m like “Wow, the kid is actually doing what he says.”

DAMON:
So I’m a restaurateur and the food truck business was a totally new venture for me. TruckBux really not only allowed me to launch successfully, but it grew my customer base really quick and made it a seamless transition for me.

You know, we had questions and they were always there to answer our questions. They deliver on what they're gonna do. They deliver on the promises they made.

NICK:
Our ideal investor is one who recognizes the vast opportunity within the rapidly changing Restaurant industry. We're hyper-focused on signing up every food truck to our platform.

TruckBux - Skip The Line, Order Ahead at Food Trucks.
https://www.youtube.com/watch?v=pdfz-u32cSk

(NO DIALOGUE)

[Opening Sequence]
- Camera pans to woman on computer outside
- Woman scrolls through "Trucks" on TruckBux app, chooses a truck and completes the checkout process

[Montage Sequence]
- Transitions to food-truck titled, "Papermill: Home of the Spurrito"
- Inside food-truck, camera pans on ingredients and cooking sequence
- Transition to woman from earlier, walking with computer towards food-truck
- Transition to food-truck, preparation of food is complete and packaged
- Woman arrives at food-truck, shows her phone to the vendor, receives her food, and departs

[Closing Sequence]
- Text on screen reads: "Skip the line. No more cash. Pay with Venmo."
- Text on screen reads: "Order on TRUCKBUX", "Download on the App Store", "Android App on Google Play" with logos for TruckBux, Apple, and Google Play

TruckBux - Vendor App Tutorial
https://www.youtube.com/watch?v=XVeGscugYzs

[Opening Sequence]
- TruckBux logo on screen with text: "vendor app tutorial"

[App Demonstration]
- Image of iPad with app's user interface shown on screen.
- App's functionality is stepped through and narrated by CEO, Nick Nanakos
- Section titles: "Opening The Truck: You're now visible on the app, and ready to receive orders", "Accepting Orders", "Declining Orders", "Updating Your Menu", "Set Your Hours", "Sales Analytics: track sales performance for any custom date range", "Set Your Location", "Contacting Support"

NARRATOR:
Welcome to the TruckBux vendor app tutorial.

Start by "Opening your Truck". This makes you visible on the app and ready to receive orders.

Accepting Orders. New orders will arrive in the "New" tab. Press accept, set the prep time to notify the customer how long it will take to cook. It will then move to status. Press ready for them to know to come to the truck and pick it up.

Declining Orders. When an order arrives, press decline. You can notify the customer if a single or multiple items are out of stock. You can even set a custom response; for example, “we’re closed” or “we’re having problems with our generator”.

Updating Your Menu. In the “Menu” section, at the top right, you can filter to quickly get to items that you need. Once you click your item of choice, you’ll be able to edit it. At the top right, press “Edit”. From here, you’ll be able to adjust price on any item, upload images for that, change the name of it, the description, add labels, or even extras like a side of sauce or fries… And lastly, in-stock/out-of-stock toggle. So if it is out of stock, the customers cannot order it on their app.

Setting your Hours. In the “Hours” section, you’ll be able to select which days you’ll be operating for the week and specify the hours of operation on those days. This gets updated in real time, so customers will always know when you are available.

Sales Analytics. Track sales performance for any custom date range. In the “Sales” section, you can view today’s sales and see the full order details. Or, you can go back and sort for a custom date range to see exactly what you did in your past performance.

Setting Your Location. When you open your app, your live location will be updated every 15 minutes, automatically, so you don’t have to worry about this. But if you want to set a more precise or specific location, you can do this in the “Locations” setting. Just put in your address and enter it. Press “Set Location” and it’s been updated!

Contacting Support. In the top right, at the settings wheel, you will be able to view your profile and also contact support. So if you’re having any trouble with anything at all, you can just send us a message and our team will get back to you immediately.

Lastly, we want to welcome you to TruckBux. Our sole mission is to help the food truck industry through technology. We wish you the best experience!

[Closing Sequence]
- Closing screen: “Thank you! Welcome to TruckBux”

TruckBux - The Future of Food Trucks
https://www.youtube.com/watch?v=rLljW2qWsPs

[Opening Sequence]
- Images of NYC
- Clips of food preparation inside of food truck, Nick Nanakos walking past food truck
- TruckBux logo and Nick in office space speaking to camera

NICK NANAKOS, CEO:
The food truck revolution is happening right now. In the future, you won’t think of food trucks without TruckBux. My name is Nick and I am the CEO and Co-Founder of TruckBux. TruckBux is a mobile app for food trucks, that solves the issue of waiting in line and having to pay with cash. So when you download TruckBux, all of the trucks that are closest to your vicinity will pop up. And you can view all of their menus, their hours of operation, their locations… and you can add items to your cart and check out. And you can pay using Venmo, Apple Pay, card… and you get a quick alert when it is ready.

[Product Use Sequence]
- Woman sits on couch and browses TruckBux app on phone
- Woman working on laptop outside browses TruckBux app on phone
- Woman walking with computer to food truck, purchases order from phone
- Image of NYC, clip of young boy with food in hand, Nick walking past food truck and greeting vendor

NICK:
From a young age, I've always had a deep passion for the food industry. Our success starts and ends with the relationship between our customers and vendors. You have to be genuine and you have to be able to relate with these people and understand how you are going to help them and how you are going to help take their business to the next level.

[CEO with Vendor]
- Clip of food preparation in food trucks
- Nick working with food truck's tablets to fix issue and embraces food truck vendor

NICK:
Dealing with a customer's order who was declined, so I have to send them a notification and I'm just helping them do it - to expedite the process because they're busy right now. But it will just take a few seconds.

[Montage Sequence]
- Nick and food truck vendor sitting in office speaking to camera
- CEO, food truck owners, customers shown using TruckBux app
- Nick greets vendor at a food truck and vendor enters truck
- Clips of food preparation within food truck
- Customers using app to receive food

FOOD TRUCK OWNER:
As a food truck owner, I really want to get my name out there. And I really want to get my food out there and known amongst all the people that could possibly buy it. And they have a really good solution on how we could have this extra source of revenue that we wouldn't otherwise get. And this is a source of revenue that other restaurants, other businesses, other food establishments can take advantage of, but food trucks, quite simply, couldn't.

NICK:
With TruckBux, we make it so truck-specific and we cater to every truck's individual needs that very large-scale companies can't do and the fact that we are centralizing this niche market, makes things very convenient for the trucks. It's like every food truck is a gift box, and you open it up and you never know what you're going to get because they're so different.

[Montage Sequence]
- *Clip of people working on laptops in office*
- *Food truck vendors and food truck images*

[Closing Sequence]
- *Image of NYC, text reading "Skip the line. No more cash. Pay with Venmo", TruckBux logo*
- *Food truck owner and Nick speaking in office -*

NICK:

So for all you customers out there and people that love food trucks: you don't want to wait in line, if you're a student, you want to get it quickly on the go and you probably don't want to pay with cash because you're probably not carrying cash anymore.

FOOD TRUCK OWNER:
And to all the food truck owners out there, I definitely recommend trying out TruckBux. It's a great way for you to get your name out there, it's a great way for people to see what you're serving out of your truck. And it's ultimately a great extra revenue stream that you just wouldn't be getting otherwise. If TruckBux approaches you, you better get on that s***!

TruckBux - Order Experience
https://www.youtube.com/watch?v=sZHZR_-1zZ0

[Opening Sequence]
- TruckBux logo on black background with text: "TruckBux: the app for food trucks."

[App Demonstration]
- App's user interface recorded and is demonstrated on screen by the following:
- Scrolling through list of food-trucks in the area and chooses one
- Scrolls through menu separated into categories, with sub-details for an item and adds to cart
- Order method can be delivery or pickup, tip can be added, and payment method is chosen
- Notification of order is shown on screen
- "My TruckBux" menu shows Orders / Notifications, detailed with receipt and order timeline
- Home list of food-trucks can be filtered by cuisine or rating
- Map view-option shows locations of food-trucks on the app